Exhibit 21.1 - Subsidiaries

SWS Group, Inc.	State or Other Jurisdiction of Incorporation or Organization
Southwest Securities, Inc.	Delaware
SWS Financial Services, Inc.	Texas
May Financial Corporation	Texas
SWS Capital Corporation	Delaware
Southwest Investment Advisors, Inc.	Delaware
Southwest Insurance Agency, Inc.	Texas
Southwest Insurance Agency of Alabama, Inc.	Alabama
Southwest Financial Insurance Agency, Inc.	Oklahoma
SWS Banc Holdings, Inc.	Delaware
Southwest Securities Bank	Texas
FSBF, LLC (75%)	Texas
FSB Financial, LTD (73.5%)	Texas
FSB Development, LLC	Texas